Lee Hochbaum +1 212 450 4736 lee.hochbaum@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

May 13, 2022

Re:	Virgin Group Acquisition Corp. II

Amendment No. 3 to Registration Statement on Form S-4

Filed May 10, 2022

File No. 333-262200

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Virgin Group Acquisition Corp. II. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to Amendment No. 3 to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) contained in the Staff’s letter dated May 12, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 4 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Registration Statement.

Amendment No. 3 to Registration Statement on Form S-4 Filed May 10, 2022

Background of the Business Combination, page 105

1.

We note your response to comment 1 and your revised disclosure. Please further revise your disclosure to clarify how the proposed terms of the backstop financing changed during the negotiations. For example, we note your disclosure in the second-to-last paragraph on page 116 that in late February and early March the parties discussed the desired size and timing of the backstop financing, including the timing of the investment, the impact on the investment of different levels of redemptions by VGAC II shareholders, and the investor protections required a condition to the financing. Please expand your disclosure so that investors may better understand the deal points that were significant to the respective parties, how the terms of the agreement evolved during negotiations, and why the parties chose this particular deal structure.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 115 of the Amended Registration Statement accordingly.

Unaudited Pro Forma Combined Financial Information

Expected Accounting Treatment of the Business Combination, page 194

2.

You state that the Backstop Warrants may be equity or liability classified based upon the final terms and that they are assumed to be equity-classified in the pro forma balance sheet. Please disclose an estimate of the impact that liability classification would have on your pro forma balance sheet for each of the scenarios provided.

Response:

The Company respectfully advises the Staff that the valuation of the Backstop Warrants will vary depending on the number of warrants to be issued and the fair value of the underlying common stock under each of the redemption scenarios. In this regard, the number of Backstop Warrants to be issued under each of the redemption scenarios has already been disclosed in the Amended Registration Statement. Given the various potential redemption scenarios, the Company has not completed a valuation of the underlying common stock for any of the scenarios except for the maximum redemption scenario. Accordingly, the Company has revised the disclosure on page 194 of the Amended Registration Statement to provide the expected fair value of the liability as of the Merger Date pursuant to a maximum redemption scenario.

Equity Awards, page 286

3.

We note your added language in the second-to-last paragraph on page 287. Please revise to provide clarifying disclosure about the operation of the proposed option exchange, including how you will determine which options will be exchanged and the terms of the securities to be issued in the exchange.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 286 of the Amended Registration Statement accordingly. The Company also confirms to the Staff that, if the Company determines to initiate an option exchange in the future, it will provide public disclosure at the time and will conduct the option exchange in compliance with all applicable securities laws.

Please do not hesitate to contact me at (212) 450-4736 or lee.hochbaum@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Lee Hochbaum
Lee Hochbaum

cc	Josh Bayliss, Chief Executive Officer of Virgin Group Acquisition Corp. II.

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